Orbis
Grupa Hotelowa

Warsaw, 2009-02-24

09045747

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

MAR 11 2009

Washington, DC
111

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the condensed stand-alone and the condensed consolidated interim financial statements no 4/2008 for the 4th quarter of 2008.

Best regards

Marcin Szewczykowski
Member of the Management Board

w podróży 85 lat ORBIS

82-5025

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at December 31, 2008 and for 12 months ended on December 31, 2008

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at December 31, 2008, September 30, 2008 and December 31, 2007

Assets	balance as at December 31, 2008	balance as at September 30, 2008	balance as at December 31, 2007
Non-current assets	**2 252 585**	**2 205 381**	**2 109 658**
Property, plant and equipment	2 089 802	2 041 860	1 946 060
Intangible assets, of which:	111 275	110 947	110 640
- goodwill	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	7 518	8 138	8 067
Available-for-sale financial assets	1 935	1 935	547
Other financial assets	1 627	2 148	3 640
Investment property	38 731	38 981	39 736
Other long-term investments	552	552	552
Deferred income tax assets	1 145	820	416
Current assets	**241 391**	**284 188**	**246 897**
Inventories	7 161	10 711	9 403
Trade receivables	69 988	113 625	60 625
Income tax receivables	7 091	661	692
Other short-term receivables	91 413	86 778	62 839
Financial assets at fair value through profit or loss	0	0	6 986
Cash and cash equivalents	65 738	72 413	106 352
Non-current assets held for sale	**5 240**	**13 368**	**10 745**
Total assets	**2 499 216**	**2 502 937**	**2 367 300**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at December 31, 2008, September 30, 2008 and December 31, 2007

Equity and Liabilities	balance as at December 31, 2008	balance as at September 30, 2008	balance as at December 31, 2007
Total equity	**1 810 812**	**1 823 347**	**1 800 327**
Capital and reserves attributable to equity holders of the Company	**1 809 228**	**1 821 496**	**1 798 484**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Foreign currency translation reserve	(58)	(1 203)	(848)
Retained earnings	1 158 199	1 171 612	1 148 245
Minority holdings	**1 584**	**1 851**	**1 843**
Non-current liabilities	**373 369**	**371 089**	**297 857**
Borrowings	283 567	283 967	188 904
Deferred income tax liability	51 488	48 452	66 827
Other non current liabilities	2 148	3 021	5 994
Provision for pension and similar benefits	36 146	35 628	36 111
Provisions for liabilities	20	21	21
Current liabilities	**315 035**	**308 501**	**269 116**
Borrowings	150 156	97 040	87 315
Trade payables	78 531	86 060	93 002
Current income tax liabilities	25	6 840	7 981
Other current liabilities	74 091	109 519	71 284
Provision for pension and similar benefits	7 038	6 633	6 906
Provisions for liabilities	5 194	2 409	2 628
Total equity and liabilities	**2 499 216**	**2 502 937**	**2 367 300**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 12 months and for 3 months ended on December 31, 2008 with comparable figures for the year 2007

	3 months ended on December 31, 2008	12 months ended on December 31, 2008	3 months ended on December 31, 2007	12 months ended on December 31, 2007
Net sales of services	265 221	1 171 327	266 496	1 158 097
Net sales of products, merchandise and raw materials	991	4 282	1 277	6 264
Cost of services, products, merchandise and raw materials sold	(214 220)	(888 800)	(199 380)	(844 292)
Gross profit on sales	**51 992**	**286 809**	**68 393**	**320 069**
Other operating income	6 830	16 105	91 874	107 614
Distribution & marketing expenses	(18 484)	(66 043)	(16 852)	(65 543)
Overheads & administrative expenses	(41 139)	(159 828)	(44 004)	(162 788)
Other operating expenses	(14 819)	(24 189)	(5 824)	(16 303)
Net impairment reversal	10 260	10 260	26 041	26 041
Operating profit/loss	**(5 360)**	**63 114**	**119 628**	**209 090**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	(319)	0	0
Financial income	0	0	7	51
Financial expenses	(10 177)	(25 679)	(4 074)	(16 281)
Share in net profits/loss of subsidiaries, affiliates and associated companies	(620)	(549)	(2 194)	78
Profit/loss before tax	**(16 157)**	**36 567**	**113 367**	**192 938**
Income tax expense	2 451	(8 467)	(20 054)	(38 819)
Net profit/loss for the period	**(13 706)**	**28 100**	**93 313**	**154 119**
Ascribed to:				
Shareholders of the controlling company	(13 413)	28 385	93 412	154 368
Minority shareholders	(293)	(285)	(99)	(249)
	(13 706)	**28 100**	**93 313**	**154 119**
Profit/loss per common share (in PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,29)	0,62	2,03	3,35

Total profit/loss for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and for 3 months ended on December 31, 2008 with comparable figures for the year 2007

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
Twelve months ended on December 31, 2007						
Balance as at January 1, 2007	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit (loss) for the financial year	0	0	0	154 368	(249)	**154 119**
- translation differences on consolidation	0	0	(220)	0	0	**(220)**
- others	0	0	0	0	375	**375**
Total recognised income	**0**	**0**	**(220)**	**154 368**	**126**	**154 274**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**(848)**	**1 148 245**	**1 843**	**1 800 327**
Twelve months ended on December 31, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**(848)**	**1 148 245**	**1 843**	**1 800 327**
- profit (loss) for the period	0	0	0	28 385	(285)	**28 100**
- translation differences on consolidation	0	0	790	0	(7)	**783**
- others	0	0	0	0	33	**33**
Total recognised income	**0**	**0**	**790**	**28 385**	**(259)**	**28 916**
dividends	0	0	0	(18 431)	0	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**(58)**	**1 158 199**	**1 584**	**1 810 812**
of which: three months ended on December 31, 2008						
Balance as at October 1, 2008	**517 754**	**133 333**	**(1 203)**	**1 171 612**	**1 851**	**1 823 347**
- profit (loss) for the period	0	0	0	(13 413)	(293)	**(13 706)**
- translation differences on consolidation	0	0	1 145	0	(7)	**1 138**
- others	0	0	0	0	33	**33**
Total recognised income	**0**	**0**	**1 145**	**(13 413)**	**(267)**	**(12 535)**
dividends	0	0	0	0	0	**0**
Balance as at December 31, 2008	**517 754**	**133 333**	**(58)**	**1 158 199**	**1 584**	**1 810 812**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 12 months and for 3 months ended on December 31, 2008 with comparable figures for the year 2007

	3 months ended on December 31, 2008	12 months ended on December 31, 2008	3 months ended on December 31, 2007	12 months ended on December 31, 2007
OPERATING ACTIVITIES				
Profit/loss before tax	**(16 157)**	**36 567**	**113 367**	**192 938**
Adjustments:	**49 716**	**158 515**	**(84 353)**	**28 625**
Share in net profit /loss of companies consolidated using the equity method of accounting	620	549	2 194	(78)
Depreciation and amortization	46 638	177 168	30 531	153 541
(Gain) loss on foreign exchange differences	2 748	2 877	(198)	(623)
Interests	7 271	22 309	4 210	16 212
Profit/loss on investing activity	(2 341)	(1 778)	(96 843)	(95 857)
Change in receivables	54 368	(36 599)	26 692	(25 048)
Change in current liabilities, excluding borrowings	(58 844)	(914)	(28 377)	7 688
Change in provisions	3 707	2 732	733	(218)
Change in inventories	3 550	2 242	(451)	(215)
Other adjustments	(8 001)	(10 071)	(22 844)	(26 777)
Cash from operating activities	**33 559**	**195 082**	**29 014**	**221 563**
Income tax paid	(8 445)	(38 530)	(13 134)	(36 449)
Net cash flow from operating activities	**25 114**	**156 552**	**15 880**	**185 114**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	18 613	31 819	121 235	132 715
Procceds from sale of investment property	0	0	3 375	3 375
Proceeds from sale of shares in related entities	21	152	1 210	1 210
Proceeds from sale of short-term securities	0	19 081	18 197	114 392
Interests received	0	19	48	151
Other investing income	33	33	5	54
Purchase of property, plant and equipment and intangible assets	(93 339)	(343 076)	(80 655)	(241 255)
Purchase of related entities	(409)	(3 061)	(649)	(1 878)
Purchase of short-term securities	0	(12 081)	(9 969)	(121 232)
Loans granted to related parties	0	(500)	0	0
Other investing cash flow	0	0	(5)	(5)
Net cash flow from investing activities	**(75 081)**	**(307 614)**	**52 792**	**(112 473)**
FINANCING ACTIVITIES				
Proceeds from borrowings	95 000	217 365	1 243	9 668
Other financial income	0	0	164	166
Repayment of borrowings	(41 583)	(65 642)	(47 592)	(48 193)
Interest payment	(9 282)	(19 494)	(7 742)	(16 371)
Dividends paid to Shareholders	0	(18 431)	0	(15 667)
Financial lease payments	(785)	(2 841)	(795)	(2 776)
Other financial cash flow	(58)	(509)	(156)	(363)
Net cash flow from financing activities	**43 292**	**110 448**	**(54 878)**	**(73 536)**
Change in cash and cash equivalents	**(6 675)**	**(40 614)**	**13 794**	**(895)**
Cash and cash equivalents at the beginning of period	**72 413**	**106 352**	**92 558**	**107 247**
Cash and cash equivalents at the end of period	**65 738**	**65 738**	**106 352**	**106 352**
of which those with restricted availability	0	0	0	0

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT DECEMBER 31, 2008 AND FOR 12 MONTHS ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs 3.2 thousand persons (average employment level in full-time jobs) and operates a network of 41 hotels (8,323 rooms) in 27 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns seven Etap-branded hotels and one Mercure hotel, operated by its subsidiary Hekon Hotele Ekonomiczne S.A.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network comprising: eight Ibis hotels, seven Etaps, two Novotels and one Mercure hotel. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon. In aggregate, the company's hotels offer 2,520 rooms in 9 towns in Poland and 159 rooms in the hotel in Vilnius. Furthermore, the company manages the Ibis Orbis Stare Miasto in Warsaw under a management contract.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a major organizer of outgoing, incoming and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements have been prepared as at **December 31, 2008 and for 12 months ended December 31, 2008.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the interim consolidated financial statements for the first half of 2008. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

- Despite a decline in the foreign incoming traffic to Poland caused by the economic crisis, in the fourth quarter the Orbis Group reported good revenues (PLN 266 million) at a level comparable to the past year's figures. It means that the Group quite well controls its business in the present market environment. At the same time, the deteriorating business trends undercut the demand for services and increased the operating costs, therefore the Group's results were not as good (refer to item 8 of the report)

- During the last quarter the Group focused on intensive investment activities. The Orbis Group incurred substantial costs for equipping two successive Etap hotels in Wrocław prior to their opening, which had an impact upon the results of the quarter. Both hotels launched their operations in the fourth quarter and so the operating income may be expected to increase as their business progresses.

Jean-Philippe Savoye comments:

„In the fourth quarter of 2008 our hotel market has already experienced the effects of the economic slowdown. Accordingly, the incoming tourist traffic in Poland declined by approximately 20%[1]. Despite these circumstances, the Orbis Hotel Group managed to maintain the level of revenues reported in the excellent year 2007, i.e. more than PLN 186 million thanks to, amongst others, the focus on marketing efforts and sales efficiency. The EBITDA of the Orbis Hotel Group for the forth quarter reached PLN 41 million and PLN 216 million for the entire year, which is slightly below the forecasted level.
According to the Orbis Hotel Group Development Strategy we are progressively increasing the share of economy hotels in our portfolio. In the fourth quarter we have opened two hotels of the Etap brand in Wrocław – their revenues will grow as the business expands. Pursuant to the main directions of the Strategy we are planning to open the Ibis hotel in Kielce and the Etap hotel in Toruń in mid-2009.
The last quarter of the year and the entire 2008 Orbis Hotel Group focused on investment. The Orbis Capital Group spent PLN 106 million for investment in the last quarter of the year and – according to initial data - almost PLN 340 throughout the 12 months of 2008. It represents a growth by more than 50% as compared to the past year. A great majority of funds was spent on development of the hotel network – the level of investment in the Orbis Hotel Group totals PLN 264 million.
Slowdown of the GDP growth in Poland and deterioration of the economic conditions in the entire Europe could have an impact upon the revenues in the hospitality industry. Orbis is prepared for it. The company is looking for savings in the outsourcing contracts, renegotiates agreements with suppliers and slows down investment process. Thanks to a diversified hotel base, implementation of the 'yield management' system, restructuring of Orbis Travel, as well as stable financial situation, we are looking towards the future with serenity."

[1] As compared to the fourth quarter of 2007, estimates of the Institute of Tourism.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2 Factors significant for the development of the Group

2.2.1 External factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. According to preliminary projections, the growth in gross domestic product in the fourth quarter of 2008 will stand at approx. 3.0%, against 6.6% growth last year (Analyses and Forecasting Department of the Ministry of Economy – December 2008).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming traffic department and the Rent a Car segment. In the fourth quarter of 2008 we witnessed a substantial weakening of the Polish Zloty against foreign currencies. According to data of the National Bank of Poland, in the fourth quarter of 2008 the average EUR/PLN rate was PLN 3.7746 and was higher than the average EUR/PLN rate in the fourth quarter of 2007 by 3.27%. A weaker Polish Zloty adversely impacts the level of sales in from foreign outgoing traffic segment handled by Orbis Travel, at the same time improving the attractiveness of hotels in Poland for foreign tourists.

Tourist traffic – The Institute of Tourism published only estimate figures for four quarters of 2008 relating to incoming and outgoing tourism. During twelve months of 2008, the volume of outgoing traffic totaled approx. 50.2 million trips made by Poles abroad (by approx. 5.6% more than in the corresponding period of 2007). During the same time, Poland was visited by 60 million foreigners (by 9.0% less than during four quarters of 2007). The number of tourist arrivals during the same period is estimated at approx. 13 million (by some 13.0% less than during the corresponding period of 2007).

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

The **Orbis Group** invested **PLN 338,331 thousand** during 12 months of 2008.

In 12 months of 2008, **Orbis S.A.** expended **PLN 230,837 thousand** on property, plant and equipment; this amount was appropriated, among others, for completion of construction of four Etap hotels and for further modernization of the Grand hotel in Warsaw (which also partially resumed operations under the Mercure brand), as well as modernization of other selected hotels, including replacement of furniture and equipment.

Capital expenditure incurred by **Hekon-Hotele Ekonomiczne S.A.** in four quarters of 2008 totaled **PLN 32,992 thousand,** and was earmarked predominantly for provision of equipment for new hotels, operated by the company.

Capital expenditure in the **PBP Orbis Group** in four quarters of 2008 amounted to **PLN 1,482 thousand** and was designated, among others, for the adaptation of the new corporate seat of PBP Orbis Sp. z o.o. and purchase of IT equipment.

Capital expenditure in the **Orbis Transport Group** in the four quarters of 2008 amounted to **PLN 73,020 thousand,** of which PLN 68 643 thousand was earmarked for the purchase of vehicles for the needs of the long-term and short-term rental business of the parent company. The remaining amount was designated for the purchase of coaches by the Group's companies and modernization of the office building of the company Orbis Transport sp. z o.o. Moreover, in 2008 the Group incurred expenses for purchase of computer software.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Capital expenditure in the Orbis Group

Company name	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	%change 2008/2007
Orbis S.A.*	230 837	154 205	49,69%
Hekon Hotele Ekonomiczne S.A.*	32 992	3 201	930,68%
PBP Orbis Group	1 482	4 165	-64,42%
Orbis Transport Group	73 020	58 728	24,34%
Orbis Group	**338 331**	**220 299**	**53,58%**

* Data pertaining to Orbis S.A. and Hekon Hotele Ekonomiczne are presented along with prepayments for investments.

STRATEGY OF THE ORBIS HOTEL GROUP

In the fourth quarter of 2008, the Management Board of Orbis S.A. continued to implement the development strategy of the ORBIS Hotel Group including:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some ORBIS hotels, including adaptation to meet the standards of Accor brands.

Construction or conversion into hotels of new brands

In accordance with the adopted development strategy, the Group proceeds with the construction of new hotels of the Etap and Ibis brand. After two new Etap hotels were opened in May, two successive hotels of the brand, namely Wrocław Południe and Wrocław Stadion, were rendered operational in the fourth quarter of 2008. During the same period works progressed on the construction of Ibis hotels in w Kielce and Ibis and Etap hotels in Toruń. Initial construction works were continued also in Ibis Nowe Miasto and Etap Nowe Miasto in Kraków.

Major modernizations of existing hotels

- Works related to the first and second stages of an in-depth remodeling of the **Grand hotel in Warsaw** came to an end in May. 158 modern rooms, equipped according to the Mercure brand standard, were opened.

- The third stage of modernization of the **Mercure Hevelius hotel in Gdańsk** is continued. The scope of works embraces interior design and remodeling of public areas (mezzanine and ground floor). The works will be continued in 2009 and their completion is scheduled for the end of the second quarter.

- Modernization of the leisure center in the **Sofitel Victoria in Warsaw** was completed, including the swimming pool, the fitness club, SPA and the swimming pool. The works also included replacement of the furniture and equipment.

- In **Novotel Airport in Warsaw,** the modernization stage involving bathrooms in the "old" section of the hotel was completed.

- In the **Skalny hotel in Karpacz,** completed works include replacement of the façade and modernization of the main entrance. Works related to modernization of the swimming pool are underway. Tender for modernization of the common areas was announced.

- Tenders for modernization of the **Novotel Marina** and **Posejdon** in Gdańsk were announced.

Capital expenditure in the remaining hotels concerned modernizations of a smaller scale but it was indispensable for proper operation of hotels, guests' safety and comfort, as well as purchase of property, plant and equipment, including computer hardware and software.

(all amounts are quoted in PLN thousand, unless otherwise stated)

EMPLOYMENT

The average employment in the Orbis Group during 12 months of 2008 was **5,112** full-time jobs and was by 7.3% lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 9.0%. drop in employment, being an outcome of the closure in 2007 of a few hotels, coupled with the reduction of employment at the operating units. Lower employment was also reported in the Orbis Transport Group and PBP Orbis Group, which was due to organizational changes and costs streamlining. Increase in employment in Hekon – Hotele Ekonomiczne S.A. was caused by the opening of 5 new hotels operated by the company (four Etaps and Mercure Grand in Warsaw).

Average employment in the Orbis Group (in full-time jobs)

Company name	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	%change 2008/2007
Orbis S.A.	3 196	3 516	-9,10%
Hekon Hotele Ekonomiczne S.A.	565	486	16,26%
PBP Orbis Group	420	550	-23,64%
Orbis Transport Group	861	894	-3,69%
Orbis Kontrakty Sp. z o.o.	5	4	25,00%
UAB Hekon	65	63	3,17%
Orbis Group	**5 112**	**5 513**	**-7,27%**

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

On December 30, 2008, the Council of Ministers adopted the *Convergence Program. Update 2008.* This document continues the basic directions and trends of the economic policy adopted in March 2008 in the *Convergence Program. Update 2007.* At the same time, forecasts of the *Convergence Program. Update 2008* take account of actions embraced by the Stability and Development Plan (adopted on November 30, 2008 by the government). These actions are aimed at sustainably supporting the economic growth in Poland over a long-term horizon. are

Integration with the EURO zone. Fulfillment by Poland of the nominal convergence criteria in 2011 and receipt of a positive opinion of the European Commission as well as revoking the derogation by the Ecofin Council will permit Poland to adopt the common European currency as of January 1, 2012.

Economic growth. According to the mid-term economic forecast for Poland, the average real rate of GDP growth in Poland during the years 2009-2011 will slow down as compared to the years 2006-2008. The rate of GDP growth in Poland likely will be relatively high as compared to forecasts for other countries of the EU.

Labor market, annual price growth, demand for labor. Growth of the high rate of demand for labor observable during the years 2006-2008 will decelerate substantially. It is estimated that during the years 2009-2011 the number of employed will increase by some 0.1 million as compared to 1.7 million in 2006-2008. In 2009 the growth of consumption prices is projected to stand at an average of 2.9% p.a.

Tax changes. Given the time horizon of the *Update,* the major systemic change facilitating reduction of fiscal charges is the reduction of the PIT new tax scale at the beginning of 2009. It will enlarge the disposable income of households and thus trigger a consumption growth impulse.

The condition of the Polish economy which deteriorates from one day to another as a result of the global financial crisis, giving grounds to modify the GDP growth projections from 3.7 % to 1.7%, and, consequently, to modify the remaining indices as well *(the "Rzeczpospolita" daily of January 28, 2009, press article under the title – "Szybkie hamowanie" – "Fast deceleration").* A new update of economic forecasts for Poland has not been published to date.

(all amounts are quoted in PLN thousand, unless otherwise stated)

TOURIST TRAFFIC

According to adjusted forecasts of the Institute of Tourism, the overall number of tourist arrivals will grow from 12.9 million in 2008 to approx. 16 million in the years 2012 and 2013, which means that the average annual dynamics of tourist arrivals in Poland in the years 2007-2013 will reach 1%.
The growth of incoming traffic from non-neighboring EU "15" countries, North America and other overseas countries can be expected to continue (however, the growth rate will amount to 4.2% per year). Stabilization may be expected in the number of arrivals from Germany. Arrivals of our Eastern neighbors declined significantly in 2008 after Poland entered the Schengen zone. How these losses will be set off in future is not certain.

Given the recession and the reduced number of foreign arrivals, it is not certain how these projections will be realized in 2009.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the fourth quarter of 2008, the Management Board of Orbis S.A. comments on the projected 2008 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection disclosed in the current report no. 30/2008 envisages that the total 2008 EBITDA generated by the entire Hotel Group will be equal to PLN 230 million. **EBITDA** generated during 12 months of 2008 amounted to **PLN 215 671 thousand**.

3. COMPANIES FORMING THE GROUP

3.1 Companies belonging to the Orbis Group and associated companies as at December 31, 2008

Subsidiaries: name and address	**% share in equity**	**% of votes at the GM**	**core business**
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage
ORBIS Transport Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots
PMKS Sp. z o.o.	indirectly 70,82%	indirectly 70,82%	city transport

Associated companies: name and address	**% share in equity**	**% of votes at the GM**	**core business**
Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling

(all amounts are quoted in PLN thousand, unless otherwise stated)

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments:

Information about changes in the Group's structure:

No changes in the Group structure occurred in the fourth quarter of 2008.

Other events:

- **PBP Orbis Sp. z o.o.** – on November 20, 2008, the Extraordinary Assembly of Shareholders of PBP Orbis Sp. z o.o. adopted two resolutions. By virtue of the resolution no. 3 all the shareholders have been obligated to make additional contributions to the share capital of the company amounting to 78% of the value of their holdings. The deadline for these contributions has been set for December 15, 2008. By virtue of the resolution no. 4, pursuant to an amended Articles of Association of the Company, in case of failure to make such a contribution, a mandatory redemption of shares is allowable. After the increase, the share capital of PBP Orbis Sp. z o.o. amounts to PLN 32 786 thousand.
- **PBP Orbis Sp. z o.o.** – on September 15, 2008, the Supervisory Board adopted Mr. Jarosław Mojzych as a member of the Company's Management Board.
- **Orbis Casino Sp.** z o.o. – beginning from September 15, 2008, the Management Board of the Company operates in the following composition: Ms. Sandra Kabiljagić (President) and Ms. Zofia Maruszyńska and Mr. Jacek Sabo (Members).

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,13%	0,17%
PMKS Sp. z o.o.	70,82%	0,31%	0,20%
TOTAL		**0,44%**	**0,37%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008/2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	266 212	267 773	-0,58%	1 175 609	1 164 361	0,97%
*% share in total revenues**	**97,50%**	**74,45%**		**98,67%**	**91,54%**	
Cost of services, products, merchandise and raw materials sold	(214 220)	(199 380)	7,44%	(888 800)	(844 292)	5,27%
Distribution & marketing expenses	(18 484)	(16 852)	9,68%	(66 043)	(65 543)	0,76%
Overheads & administrative expenses	(41 139)	(44 004)	-6,51%	(159 828)	(162 788)	-1,82%
of which:						
-depreciation & amortization	(46 638)	(30 531)	52,76%	(177 168)	(153 541)	15,39%
- staff costs	(76 588)	(84 945)	-9,84%	(297 248)	(307 946)	-3,47%
- outsourced services	(90 229)	(89 543)	0,77%	(414 074)	(389 934)	6,19%
*% share in total costs***	**91,64%**	**96,34%**		**95,69%**	**97,05%**	
Other operating income	6 830	91 874	-92,57%	16 105	107 614	-85,03%
Other operating expenses	(14 819)	(5 824)	154,45%	(24 189)	(16 303)	48,37%
Net impairment reversal	10 260	26 041	-60,60%	10 260	26 041	-60,60%
Operating profit (loss) - EBIT	**(5 360)**	**119 628**		**63 114**	**209 090**	**-69,81%**
Gain (loss) on sale of subsidiaries	0	0		(319)	0	
Finance income	0	7	-100,00%	0	51	-100,00%
Finance costs	(10 177)	(4 074)	149,80%	(25 679)	(16 281)	57,72%
Share of net profits of associates	(620)	(2 194)	-71,74%	(549)	78	
Profit (loss) before tax	**(16 157)**	**113 367**		**36 567**	**192 938**	**-81,05%**
Income tax	2 451	(20 054)		(8 467)	(38 819)	-78,19%
Net profit (loss)	**(13 706)**	**93 313**		**28 100**	**154 119**	**-81,77%**
EBIT margin (EBIT/Revenues)	-2,01%	44,68%	-46,69pp	5,37%	17,96%	-12,59pp
EBITDA	**41 278**	**150 159**	**-72,51%**	**240 282**	**362 631**	**-33,74%**
EBITDA margin (EBITDA/Revenues)	15,51%	56,08%	-40,57pp	20,44%	31,14%	-10,71pp

* *Total revenues understood as the sum of sales as well as other operating and finance income.*
** *Total costs understood as a sum of cost of services, products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating expenses and finance costs.*

In the fourth quarter of 2008, the Orbis Group generated **sales** at a level similar to that in the fourth quarter of 2007. Sales reported a minor growth during four quarters compared on a cumulative basis.

Traditionally, in view of the scale of business, the most considerable impact on the level of sales was exerted by the **Orbis Hotel Group,** which in the fourth quarter of 2008 and for the twelve months of 2008 reported sales comparable to levels attained in the corresponding period of 2007. Two new Etap hotels that were rendered operational in the first semi-annual period of 2008 and the Mercure Grand in Warsaw, a part of which was made available to guests, are beginning to generate forecasted revenues. Two successive Etap hotels rendered operational in the fourth quarter of 2008 are in the start-up phase and they can be expected to reach the full operating capacity in the successive periods. Unfortunately, due to a decline in the number of tourists visiting our country at the end of 2008 caused by the global financial crisis, 2008 sales were at a level nearing that reported in 2007.

In the fourth quarter of 2008, **the PBP Orbis Group** reported higher sales than in the fourth quarter of 2007. The most substantial rise in sales was reported in the foreign outgoing traffic segment, mainly due to well-selling offers of Travel Time, Świat Wakacji and Autokarem po Europie. A substantial growth in sales was also reported in the travel services, particularly on account of a sharp increase of revenues from hotel reservation services. The Group reported a marked decrease in sales in the foreign incoming traffic segment.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Transport Group generated lower sales in the fourth quarter of 2008 than in the corresponding period of 2007. The decline in sales occurred in the short-term rental segment, which was the first to experience the effects of the economic crisis (curbing current expenses by companies) as well as in the coach transport segment due to ongoing control of passenger carriage profitability, as a result of which the mileage and the sales went down. The Group reported a growth in sales in the long-term rental segment. Despite economic slowdown, the business of the Hertz Lease segment carried out by the Company is progressing along an clear-cut upward trend, while further development depends on the value of funds available for purchase of a fleet of vehicles.

Cost of services, products, merchandise and raw materials sold of the Group increased in the fourth quarter of 2008 compared to the same period of 2007, among other thinks due to opening of two Etap hotels. The hotels are in the start-up phase and the costs incurred by them exceeded the revenues generated from their business. During 12 months customarily the greatest increase occurred in depreciation of property, plant and equipment that expanded due to substantial capital expenditure.

Distribution & marketing expenses went up considerably in the fourth quarter of 2008 as compared to the fourth quarter of 2007, mainly due to higher expenditure for promotion of the 2009 summer offer launched I November 2008 by PBP Orbis Group .

In the fourth quarter of 2008, **overheads & administrative expenses** fell substantially as compared to the corresponding period of 2007 chiefly due to smaller costs of restructure in companies and of provisions for pensions and similar benefits as compared to 2007.

Other operating income of the Group declined in the fourth quarter of 2008 and for the twelve months of 2008 as compared to the same periods in 2007. This is attributable to sales revenues from the sale of, amongst others, two hotels by Orbis S.A. and properties belonging to PKS Gdańsk Sp. z o.o. (refer to item 8 of this report) being disclosed in the accounts for the year 2007. The main item of this segment of revenues in 2008 was the profit from sale of non-financial non-current assets, including one property owned by PBP Sp. z o.o.

Other operating expenses grew in the fourth quarter of 2008 as compared to the corresponding period in 2007 due to costs of restructuring of PBP Sp. z o.o. as a result of organizational changes taking place in this company and the costs of settlement in Orbis S.A.

The Orbis Group closed the fourth quarter of 2008 with a loss, experiencing the impact of the deteriorating business environment. However, the **EBITDA** of the Group amounted to **PLN 41 278 thousand.**

There was no **finance income,** whereas **finance costs** of the Group, comprising mainly interest on borrowings, were reported to have grown in the fourth quarter of 2008 as compared to the corresponding period of 2007.

All the above described factors put together caused the Group to generate, in the fourth quarter of 2008, **a net loss** of **PLN 13 706 thousand.** The cumulative net profit for four quarters of 2008 equaled of **PLN 28 100 thousand**.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the Orbis Group Companies *

Company name	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008/2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Orbis S.A.						
Net sales	151 950	150 431	1,01%	631 001	637 924	-1,09%
EBIT	(6 238)	89 575	-	68 246	168 322	-59,46%
EBITDA	28 228	109 539	-74,23%	199 078	280 113	-28,93%
Net profit (loss)	(12 803)	70 637	-	40 044	125 317	-68,05%
Hekon - Hotele Ekonomiczne S.A.						
Net sales	36 231	33 004	9,78%	144 126	131 785	9,36%
EBIT	8 820	13 450	-34,42%	48 528	52 371	-7,34%
EBITDA	11 232	15 743	-28,65%	58 004	61 799	-6,14%
Net profit	7 033	10 753	-34,59%	39 189	42 212	-7,16%
UAB Hekon						
Net sales	3 144	3 197	-1,66%	13 169	12 583	4,66%
EBIT	(195)	6	-	1 196	408	193,14%
EBITDA	122	327	-62,69%	2 370	1 727	37,23%
Net profit (loss)	(42)	(348)	87,93%	1 692	(143)	-
Orbis Kontrakty						
Net sales	4 403	3 898	12,96%	12 890	10 963	17,58%
EBIT	4 113	3 662	12,32%	11 903	10 150	17,27%
EBITDA	4 117	3 664	12,36%	11 917	10 162	17,27%
Net profit	3 361	2 966	13,32%	9 633	8 219	17,20%
Grupa PBP Orbis						
Net sales	45 698	40 434	13,02%	258 023	240 163	7,44%
EBIT	(5 610)	(6 678)	15,99%	(4 262)	(7 198)	40,79%
EBITDA	(4 904)	(6 095)	19,54%	(1 418)	(4 576)	69,01%
Net profit (loss)	(4 462)	(6 768)	34,07%	(3 490)	(7 601)	54,08%
Grupa Orbis Transport						
Net sales	40 418	47 031	-14,06%	170 787	176 154	-3,05%
EBIT	(4 993)	25 395	-	(4 554)	34 203	-
EBITDA	3 928	32 777	-88,02%	28 510	62 637	-54,48%
Net profit (loss)	(7 942)	20 221	-	(12 061)	25 468	-

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

*Data presented before consolidation eliminations.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Group

Consolidated results of the Orbis Group after the fourth quarter of 2008 are as follows:

INCOME STATEMENT - financial results of the Orbis Hotel Group

	3 months ended on Dec. 31, 2008	3 months ended on Dec. 31, 2007	% change 2008 / 2007	12 months ended on Dec. 31, 2008	12 months ended on Dec. 31, 2007	% change 2008 / 2007
Net sales of products, merchandise and raw materials	186 224	184 344	1,02%	772 967	772 882	0,01%
Cost of services, products, merchandise and raw materials sold	(139 031)	(128 342)	8,33%	(532 948)	(509 206)	4,66%
Gross profit on sales	**47 193**	**56 002**	**-15,73%**	**240 019**	**263 676**	**-8,97%**
Other operating income	2 917	70 803	-95,88%	8 573	77 896	-88,99%
Distribution & marketing expenses	(14 026)	(13 065)	7,36%	(48 169)	(48 857)	-1,41%
Overheads & administrative expenses	(31 571)	(31 750)	-0,56%	(119 532)	(123 533)	-3,24%
Other operating expenses	(10 677)	(4 899)	117,94%	(16 976)	(11 818)	43,65%
Net impairment reversal	10 260	26 092	-60,68%	10 260	26 092	-60,68%
Operating profit - EBIT	**4 096**	**103 183**	**-96,03%**	**74 175**	**183 456**	**-59,57%**
Finance income	0	7	-100,00%	0	51	-100,00%
Finance costs	(6 480)	(3 599)	80,05%	(19 395)	(13 905)	39,48%
Profit (loss) before tax	**(2 384)**	**99 591**		**54 780**	**169 602**	**-67,70%**
Income tax	(67)	(16 934)	-99,60%	(11 057)	(34 883)	-68,30%
Net profit (loss)	**(2 451)**	**82 657**		**43 723**	**134 719**	**-67,55%**
EBITDA	**41 295**	**125 856**	**-67,19%**	**215 671**	**306 006**	**-29,52%**
adjusted EBITDA for forecast*	**41 295**	**61 671**	**-33,04%**	**215 671**	**241 821**	**-10,81%**

*Adjusted EBIDTA for forecast represents operating profit without net profit on the hotel sale's properties

In the fourth quarter of 2008 and for the twelve months of 2008 year-to-date **sales** of the Orbis Hotel Group were similar to levels attained in the corresponding period of 2007. Newly opened hotels rendered operational in the first half of 2008 are developing their business progressively and thus begin to generate planned revenues. Unfortunately, the symptoms of the financial crisis appearing in the fourth quarter have brought about a reduction in the number of tourists visiting our country during that period and thus the Group generated lower revenues than initially planned.

The operating profit attained by the Orbis Hotel Group in the fourth quarter of 2008 went down as compared to the fourth quarter of 2007. It is mainly attributable to the fact that the results for the past year were impacted by a major profit from the sale of real property and a higher net impairment reversal (please refer to item 8 of the report).

Operating ratios of the Orbis Hotel Group* in the fourth quarter 2008

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
Occupancy rate	47,80%	52,40%	-4,60pp	53,60%	55,10%	-1,50pp
Average Room Rate (ARR) in PLN	239,6	220,5	8,66%	232,3	221,5	4,88%
Revenue per Available Room (RevPAR) in PLN	114,6	115,5	-0,78%	124,5	122,1	1,97%
Number of roomnights sold	473 691	507 097	-6,59%	2 072 287	2 175 343	-4,74%
Number of rooms	10 843	10 285	5,43%	10 843	10 285	5,43%
% structure of roomnights sold			**change in % pts**			**change in % pts**
Poles	52%	50%	2,00pp	47%	43%	4,00pp
Foreigners	48%	50%	-2,00pp	53%	57%	-4,00pp
Business clients	71%	73%	-2,00pp	66%	65%	1,00pp
Tourists	29%	27%	2,00pp	34%	35%	-1,00pp

* The table presents cumulative results of hotels that belong to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. (excluding Vilnius)

(all amounts are quoted in PLN thousand, unless otherwise stated)

In 2008 the Group noted a definite increase of the number of rooms as a result of four Etap hotels being rendered operational and due to a partial opening of the Mercure Grand hotel in Warsaw to guests. Hotels opened in the second half of 2008 are in the start-up phase and do not yet generate the planned revenues, therefore the Revenue per Available Room (RevPar) in the fourth quarter of 2008 was lower as compared to the corresponding period of 2007. An external factor which impacted the results of the Group is the decline in the number of tourists visiting our country, which was reflected in the occupancy rate and the structure of the guest mix during the fourth quarter of 2008 (Poles were more numerous than foreigners).

Operating ratios of the Orbis Hotel Group* in the fourth quarter 2008*

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
Occupancy rate	44,70%	48,90%	-4,20pp	50,90%	52,50%	-1,60pp
Average Room Rate (ARR) in PLN	252,9	226,3	11,75%	240,7	225,3	6,84%
Revenue per Available Room (RevPAR) in PLN	113,2	110,6	2,35%	122,5	118,4	3,46%
Number of roomnights sold	343 147	388 236	-11,61%	1 561 739	1 711 585	-8,75%
Number of rooms	8 323	8 396	-0,87%	8 323	8 396	-0,87%
% structure of roomnights sold			**change in % pts**			**change in % pts**
Poles	47%	46%	1,00pp	44%	41%	3,00pp
Foreigners	53%	54%	-1,00pp	56%	59%	-3,00pp
Business clients	73%	75%	-2,00pp	67%	67%	0,00pp
Tourists	27%	25%	2,00pp	33%	33%	0,00pp

* Without Etap and Mercure Grand Warsaw hotels

In the fourth quarter of 2008 and for the twelve months of 2008 Orbis S.A. reported sales at the same level as in the past year. Despite poorer-than-expected performance during the fourth quarter of 2008, the Ebitda for the year was good, particularly in comparison to the past year, after elimination of the value of profits generated from sale of real property and impairment of fixed assets.
Despite a reduction in the number of available rooms due to the liquidation of the Motel in Wrocław, in the fourth quarter of 2008 the company Orbis S.A. generated higher revenue per available room (RevPar) as compared to the corresponding period of 2007. This result is attributable to a high growth of the average room rate (ARR). The remaining operational rations (occupancy rate and the number of rooms sold) were lower, both in the fourth quarter of 2008 as well as for 12 months of 2008 as compared with the corresponding periods of the year 2007.

Operating ratios of Hekon-Hotele Ekonomiczne S.A. in the fourth quarter 2008*

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
Occupancy rate	58,40%	68,40%	-10,00pp	63,90%	67,40%	-3,50pp
Average Room Rate (ARR) in PLN	204,6	201,4	1,59%	206,8	207,1	-0,14%
Revenue per Available Room (RevPAR) in PLN	119,6	137,7	-13,14%	132,2	139,6	-5,30%
Number of roomnights sold	130 544	118 861	9,83%	510 548	463 758	10,09%
Number of rooms	2 520	1 889	33,40%	2 520	1 889	33,40%
% structure of roomnights sold			**change in % pts**			**change in % pts**
Poles	64%	60%	4,00pp	58%	52%	6,00pp
Foreigners	36%	40%	-4,00pp	42%	48%	-6,00pp
Business clients	67%	65%	2,00pp	62%	60%	2,00pp
Tourists	33%	35%	-2,00pp	38%	40%	-2,00pp

* Presented results include Etap and Mercure Grand Warsaw hotels.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The sales of Hekon – Hotele Ekonomiczne S.A. went up both in the fourth quarter of 2008 and cumulatively for the twelve months of 2008. The simultaneous rise in costs of hotel services and costs incurred prior to the opening of a hotel resulted in the decline in EBIT and EBITDA in the fourth quarter of 2008 when compared on the year-on-year basis. Cumulatively for four quarters of 2008, these ratios went down as well.
As a result of opening of new hotels (two new hotels in the fourth quarter alone), the number of roomnights sold went up considerably. Moderate price contributes to the growing popularity of economy hotels among business clients and tourists. Unfortunately, lower occupancy rate generated in the fourth quarter of 2008 (reduced due to the new hotels and decline in the number of tourists visiting our country) caused the Company to report a decline in the Revenue per Available Room.

Operating ratios of UAB Hekon in the fourth quarter of 2008

The Company UAB Hekon run the Novotel Vilnius in Vilnius, Lithuania, which is the only hotel of the Orbis Hotel Group located outside Poland. In the fourth quarter of 2008, the hotel reported much worse results than in the corresponding period of 2007. Alike Poland, Lithuania began to experience the effects of the global financial crisis. The occupancy rate went down substantially (by 12.08%) and the number of roomnights sold dropped (by 19.46%). Despite the rise in the Average Room Rate (in Lithuanian currency - by 12.57%), the hotel's Revenue per Available Room fell (in Lithuanian currency - by 9.33%) as compared with the fourth quarter of 2007. It was reflected in worse financial results, which the company generated in the fourth quarter of 2008 (decline in revenues and net loss). Due to good financial results which the company generated in 9 months of the year 2008, the company's operating rations in cumulative terms are growing (occupancy rate – growth by 2.84%, number of rooms sold – growth by 5.22%, while Revenue per Available Room – growth by 11.9% in the Lithuanian currency).

Operating ratios in the "Hotels & Restaurants" segment by hotel brand

BRAND	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
Up-scale hotels						
(Sofitel)						
Occupancy rate	44,90%	54,40%	-9,50pp	52,00%	58,40%	-6,40pp
Average Room Rate (ARR) in PLN	367,0	355,2	3,32%	397,8	377,0	5,52%
Revenue per Available Room (RevPAR) in PLN	164,9	193,1	-14,60%	206,8	220,1	-6,04%
Number of roomnights sold	19 426	23 406	-17,00%	89 446	99 748	-10,33%
Number of rooms	470	468	0,43%	470	468	0,43%
Mid-scale hotels						
(Novotel, Mercure, Orbis Hotels)						
Occupancy rate	45,10%	49,60%	-4,50pp	51,40%	53,00%	-1,60pp
Average Room Rate (ARR) in PLN	250,6	223,0	12,38%	236,0	221,9	6,35%
Revenue per Available Room (RevPAR) in PLN	113,0	110,5	2,26%	121,2	117,6	3,06%
Number of roomnights sold	352 279	393 986	-10,59%	1 596 360	1 728 144	-7,63%
Number of rooms*	8 484	8 401	0,99%	8 484	8 401	0,99%
Economy hotels						
(Ibis, Etap)						
Occupancy rate	60,70%	68,20%	-7,50pp	65,30%	66,40%	-1,10pp
Average Room Rate (ARR) in PLN	187,5	185,6	1,02%	188,5	186,6	1,02%
Revenue per Available Room (RevPAR) in PLN	113,9	126,5	-9,96%	123,0	123,9	-0,73%
Number of roomnights sold	109 300	98 787	10,64%	421 672	380 895	10,71%
Number of rooms	2 048	1 575	30,03%	2 048	1 575	30,03%

* Data cover Novotel in Vilnius

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Operating results of the PBP Orbis Group

In the fourth quarter 2008, PBP Orbis Group reported worse performance than in the corresponding period of 2007.

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
Number of PBP Orbis clients	197 096	243 650	-19,11%	1 008 439	1 132 004	-10,92%
Number of participants in trips abroad purchased at or organized by PBP Orbis	14 321	19 000	-24,63%	88 781	70 519	25,90%
Number of foreign tourists who came to Poland with PBP Orbis (total tourists serviced by the Incoming Tour Operator and branch offices)	9 002	19 446	-53,71%	59 315	79 035	-24,95%

The most important drop in revenues was observed in foreign incoming traffic due to an expanding financial crisis, which has been reflected in a more than two-fold decline in the number of foreign tourists visiting our country with PBP Orbis. Drop in the number of tourists in the fourth quarter of 2008 was also reported in the segment of foreign outgoing traffic, however, thanks to excellent economic results attained particularly during the second and third quarters of 2008, this department reported the higher growth of revenues in terms of value for 12 months of 2008.
In the fourth quarter of 2008 the restructuring of the company PBP Orbis Sp. z o.o. entered a decisive phase. The new structure focuses on concentrating operations on specialized business lines (outgoing tourism, incoming tourism and domestic tourism, travel service and distribution). Within the frame of centralizing the management processes, the branches have been wound up and their business and employees have been moved to the head office.

4.4 Operating results of the Orbis Transport Group

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
Number of passengers carried by Orbis Transport coaches	970 863	2 003 917	-51,55%	4 075 698	7 185 091	-43,28%
Mileage of Orbis Transport coaches	5 663 323	7 927 784	-28,56%	27 706 277	33 779 026	-17,98%
Number of cars rented by Hertz RaC	15 384	15 695	-1,98%	66 969	69 766	-4,01%
Number of cars leased by Hertz Lease (new agreements)	275	167	64,67%	894	757	18,10%

Both in the fourth quarter of 2008 as well as for 12 months of 2008 the Group reported a decline in the operating results in carriage services. The decline in demand for coach transport is by and large a result of the end of the boom for foreign trips related to Poland's entry into the European Union and expansion of cheap airlines. It has forced the Group to reconstruct the coach lines. The changes introduced from 2006 are aimed at improved profitability of passenger transportation services at the cost of suspending some connections, as a result of which the mileage went down as well.
In the RaC segment, the number of cars rented in the fourth quarter of 2008 and for 12 months of 2008 remained at a level similar to those in the corresponding periods of 2007, while the Hertz Lease segment reported a definite growth during those periods. However, the market witnesses the first signals of receding Dynamics of the leasing business caused by the worldwide economic crisis.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Seasonality or cyclicality of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third and the first quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Below we present sales generated in respective business segments over the span of two years.

	Hotels & Restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	**Sales - % share in revenues during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share in revenues during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share in revenues during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share in revenues during the last 4 quarters**
I quarter 2007	160 251	21,9%	32 671	14,7%	37 820	22,4%	230 742	20,6%
II quarter 2007	212 535	28,2%	58 018	25,6%	44 243	25,7%	314 796	27,4%
III quarter 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%
IV quarter 2007	183 797	23,9%	40 434	16,8%	47 031	26,7%	271 262	22,9%
I quarter 2008	161 792	21,0%	29 610	12,5%	39 970	22,4%	231 372	19,5%
II quarter 2008	221 912	28,4%	65 324	26,7%	44 152	24,8%	331 388	27,6%
III quarter 2008	200 441	26,1%	117 391	46,4%	46 247	26,1%	364 079	30,4%
IV quarter 2008	185 542	24,1%	45 698	17,7%	40 418	23,7%	271 658	22,7%

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on value before consolidation adjustments in accordance with IAS 14.

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	180 588	181 076	-0,27%	4 954	2 721	82,07%	185 542	183 797	0,95%
Tourism	45 349	40 150	12,95%	349	284	22,89%	45 698	40 434	13,02%
Transport	39 593	46 000	-13,93%	825	1 031	-19,98%	40 418	47 031	-14,06%
Segment - total	265 530	267 226	-0,63%	6 128	4 036	51,83%	271 658	271 262	0,15%
Unallocated activities	682	547	24,68%	(6 128)	(4 036)	-51,83%	(5 446)	(3 489)	-56,09%
Group - total	266 212	267 773	-0,58%	0	0	0,00%	266 212	267 773	-0,58%

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	748 477	749 452	-0,13%	21 210	19 837	6,92%	769 687	769 289	0,05%
Tourism	256 592	238 468	7,60%	1 431	1 695	-15,58%	258 023	240 163	7,44%
Transport	167 260	172 848	-3,23%	3 527	3 306	6,68%	170 787	176 154	-3,05%
Segment - total	1 172 329	1 160 768	1,00%	26 168	24 838	5,35%	1 198 497	1 185 606	1,09%
Unallocated activities	3 280	3 593	-8,71%	(26 168)	(24 838)	-5,35%	(22 888)	(21 245)	-7,73%
Group - total	1 175 609	1 164 361	0,97%	0	0	0,00%	1 175 609	1 164 361	0,97%

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008 / 2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
	Wynik segmentu			Segment result		
Hotels & Restaurants*	32 791	42 648	-23,11%	189 658	212 262	-10,65%
Tourism	(1 072)	75		17 286	14 667	17,86%
Transport	(814)	8 599		11 022	25 361	-56,54%
Segment - total	30 905	51 322	-39,78%	217 966	252 290	-13,60%
Unallocated activities	(44 611)	41 991		(189 866)	(98 171)	-93,40%
Group - total	(13 706)	93 313		28 100	154 119	-81,77%

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the revenues of the Orbis Hotel Group (item 4.2 of this report).

** The overall result of the „Hotels with restaurants" segment includes sales and cost of services, products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution and marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at Dec. 31, 2008	As at Sept. 30, 2008	% change in 3 months ended on Dec. 31, 2008	As at Dec.31, 2007	% change in 12 months ended on Dec. 31, 2008
Non-current assets	2 252 585	2 205 381	2,14%	2 109 658	6,77%
% share in the balance sheet total	*90,05%*	*88,11%*		*89,12%*	
Current assets	241 391	284 188	-15,06%	246 897	-2,23%
% share in the balance sheet total	*9,74%*	*11,35%*		*10,43%*	
Non-current assets classified as held for sale	5 240	13 368	-60,80%	10 745	-51,23%
% share in the balance sheet total	0,21%	0,53%		0,45%	
TOTAL ASSETS	**2 499 216**	**2 502 937**	**-0,15%**	**2 367 300**	**5,57%**
Equity attributable to the parent company	1 809 228	1 821 496	0,67%	1 798 484	0,60%
% share in the balance sheet total	*72,79%*	*72,77%*		*75,97%*	
Minority interests	1 584	1 851	-14,42%	1 843	-14,05%
% share in the balance sheet total	*0,06%*	*0,07%*		*0,08%*	
Non-current liabilities	373 369	371 089	0,61%	297 857	25,35%
- of which: borrowings	283 567	283 967	-0,14%	188 904	50,11%
% share in the balance sheet total	*14,95%*	*14,83%*		*12,58%*	
Current liabilities	315 035	308 501	2,12%	269 116	17,06%
- of which: borrowings	150 156	97 040	54,74%	87 315	71,97%
% share in the balance sheet total	*12,19%*	*12,33%*		*11,37%*	
TOTAL EQUITY AND LIABILITIES	**2 499 216**	**2 502 937**	**-0,15%**	**2 367 300**	**5,57%**
Ratio of borrowings/equity attributable to the parent	97,00%	20,92%	3,05pp	15,36%	8,61pp
Debt ratio (total liabilities/total assets ratio)	27,54%	27,15%	0,39pp	23,95%	3,59pp

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. Throughout the year 2008, the value of this item has remained at a more or less the same level, predominantly due to regularly accruing depreciation/amortization coupled with sizeable expenditure incurred on new civil structures and modernizations of existing properties. In 2008, 4 new Etap hotels and, partially, the Mercure Grand Warsaw, were rendered operational in the Hotel Group. The growth in this item as at the end of 2008 as compared to December 31, 2007 was also reported by Orbis Transport Sp. z o.o., which is attributable to the expansion of its vehicles fleet in connection with high demand for long-term and short-term rental services.

5.2 Current assets

Current assets are dominated by three items: other current receivables, trade receivables as well as cash and cash equivalents. The level of the first item is most impacted by Orbis S.A.. The marked increase in other current receivables over 12 months of 2008 was brought about by generated VAT tax receivables on major investment purchases. However, a slight increase in this item in the fourth quarter of 2008 results from a higher balance of advances on property, plant and equipment as well as intangible assets in Orbis S.A. and a simultaneous decline in this item in the PBP Orbis Group due to the settlement of guarantee deposits, deposits and guarantees related to tourist events. The second largest item is trade receivables, with its level depending principally on turnover from hotel,

(all amounts are quoted in PLN thousand, unless otherwise stated)

transport and travel services. In the fourth quarter of 2008, cash and cash equivalents went down slightly as compared to the preceding quarter, but a considerable decline in this item as compared to its balance as at December 31, 2007 was a result of high balance of cash and cash equivalents as at the end of 2007 attributable to an inflow of funds from the sale on non-financial non-current assets in Orbis S.A. and Orbis Transport Group in the fourth quarter of 2007.

5.3 Non-current liabilities

Five items are reported under non-current liabilities of the Orbis Group. The most substantial item is borrowings. No major changes were reported in borrowings in the fourth quarter of 2008 as compared to its balance as at September 30, 2008. Major transactions of this period concerned Orbis S.A. and related to another tranche of the fixed-term loan of PLN 95 million. taken by the Company; at the same time an amount of PLN 94 million was reclassified to current liabilities. The growth in this item in 12 months was brought about, besides the above transactions, an increase in the amount of the loans by the parent company, PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. No substantial fluctuations as compared to preceding periods were reported in the two other major items, i.e. the deferred tax provision and the provision for pension and similar benefits.

5.4 Current liabilities

The current liabilities item is dominated by borrowings. In the fourth quarter of 2008, their value increased as compared to the third quarter of 2008 due to reclassification of the long-term loan of PLN 94 million by Orbis S.A. and a simultaneous repayment of loan installments of PLN 39 million. Other changes in this item in the last quarter of 2008 were attributable to a decreased amount of overdraft facilities in Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The second largest item is trade payables affected by seasonal nature of pursued hotel and tourist business. Another significant item is position: other current liabilities, which went down in the fourth quarter of 2008 predominantly due to the settlement of prepayments and advances in Orbis S.A. and PBP Orbis Sp. z o.o. On the other hand, an increase in this item as compared to its balance as at December 31, 2007 was a consequence of a higher value of posted accrued expenses. Also, a growth in the provision for liabilities should be reported, resulting from a provision for restructuring in the amount of PLN 1,909 thousand set up by PBP Orbis Sp. z o.o.

5.5 Borrowings

Creditor		amount of borrowing outstanding as at the balance sheet date, i.e. December 31, 2008		curernt borrowings	non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-term loans agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		381 105		98 788	188 167	94 150
Kredyt Bank S.A.	overdraft	2 365		2 365	0	0
Kredyt Bank SA	working capital loan (CHF)	11 813	4 217	11 813	0	0
Kredyt Bank SA	overdraft	26 202		26 202	0	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Societe Generale S.A.	overdraft	9 738		9 738	0	0
TOTAL:		**433 723**	**4 217**	**150 156**	**189 417**	**94 150**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occurred	As at Dec. 31, 2008 (change in 3 months of 2008)	As at Sept. 30, 2008 (change in 9 months of 2008)	% change in 3 months ended on Dec. 31, 2008	As at Dec. 31, 2007 (change in 3 months of 2007)	% change in 12 months ended on Dec. 31, 2008
DEFERRED TAX PROVISION AND ASSETS*					
1. Deferred tax provision	**51 488**	**48 452**	**6,27%**	**66 827**	**-22,95%**
2. Deferred tax assets	**1 145**	**820**	**39,63%**	**416**	**175,24%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**43 184**	**42 261**	**2,18%**	**43 017**	**0,39%**
opening balance	42 261	43 017		43 124	
- created	1 793	3 419		2 123	
- used	(285)	(4 175)		(1 432)	
- released	(585)	0		(798)	
closing balance	43 184	42 261		43 017	
2. Provision for restructuring costs	**1 909**	**0**	**100,00%**	**306**	**523,86%**
opening balance	0	306		477	
- created	1 909	0		306	
- used	0	(306)		(160)	
- released	0	0		(317)	
closing balance	1 909	0		306	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**3 985**	**0,00%**
opening balance	3 985	3 985		6 059	
- created	0	0		0	
- used	0	0		(2 074)	
- reversed	0	0		0	
closing balance	3 985	3 985		3 985	
2. Impairment of property, plant and equipment	**386 219**	**429 305**	**-10,04%**	**430 236**	**-10,23%**
opening balance	429 305	430 236		466 992	
- created	15 142	29		29 389	
- transferred	(33 457)	0		0	
- used	(6 637)	(915)		(17 566)	
- reversed	(18 134)	(45)		(48 579)	
closing balance	386 219	429 305		430 236	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

In the fourth quarter of 2008, the following changes in contingent assets and liabilities were reported:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change of amount in 3 months ended Dec. 31, 2008	Financial terms and other remarks
		Granted by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Feb. 9, 2012	2 000	0	Validity date correspods to the date of validity of declaration on submission to the enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 dated Dec. 14, 2006	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to the enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to the enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the loan granted by the bank under the fixed-term loan agreement no. 2008/007 dated March 17, 2008.	Societe Generale SA Branch in Poland	Orbis Transport Sp. z o.o. - subsidiary	Feb. 16, 2009	30 000	0	Pursuant to the declaration of Orbis S.A. on submission to the enforcement procedure up to PLN 30,000 thousand, the Bank may issue a writ of execution until Feb. 15, 2009.
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Societe Generale on the order of Orbis S.A. to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o. - subsidiary of Orbis S.A. ordered the guarantee	Feb. 22, 2010	7 767	7 767	In accordance with Orbis SA declaration on submission to the enforcement procedure up to PLN 7,767 thousand, the Bank may issue a writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
		Granted by Hekon Hotele Ekonomiczne S.A.				
Guarantee for a bank loan of PLN 500 million	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Caylon (Arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	381 105	53 904	
		Granted by Orbis Tranport Sp. z o.o.				
Surety in favor of PKS Gdańsk Sp. z o.o.	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2008	0	(-50)	surety under the civil law for purchase of fuel
		TOTAL Contingent liabilities		**423 872**	**61 621**	
		Including loan guarantees or guarantee surety in the Group		418 872	61 621	

Contingent assets

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change of amount in 3 months ended Dec. 31, 2008	Financial terms and other remarks
		Receievd by PBP Orbis Sp. z o.o.				
Bank guarantee	Blue City Sp. z o.o.		March 31, 2009	10		
Bank guarantee	International Air Transport		Nov. 22, 2009	7 767	(-7 767)	
		TOTAL Contingent assets:		**7 777**	**(-7 767)**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008/2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Cash flows from operating activities	25 114	15 880	58,15%	156 552	185 114	-15,43%
Cash flows from investing activities	(75 081)	52 792	-	(307 614)	(112 473)	-173,50%
Cash flows from financing activities	43 292	(54 878)	-	110 448	(73 536)	-
Total net cash flows	**(6 675)**	**13 794**	**-**	**(40 614)**	**(895)**	**4437,88%**
Cash and cash equivalents at the end of period	65 738	106 352	-38,19%	65 738	106 352	-38,19%

In the fourth quarter of the current quarter, the Orbis Group reported negative net cash flows. The Group utilized proceeds from operating and financing activities to finance its investing activities. Cumulatively for four quarters of 2008, net cash flows were also negative.

6.1 Operating activities

In the fourth quarter of 2008, the Orbis Group reported positive cash flows from operating activities. The most substantial positive adjustment in the fourth quarter of 2008 was depreciation/amortization, while the most sizeable negative one related to the change in current liabilities save for borrowings. The result generated in the fourth quarter of 2008 played a decisive role in diminishing the Orbis Group's cash flows from operating activities.

6.2 Investing activities

In the fourth quarter of 2008, the Orbis Group attained negative cash flows from investing activities. This result was to the largest extent impacted by the Orbis Hotel Group which involved funds in new hotel investment projects and modernizations of existing properties, as well as by Orbis Transport Sp. z o.o. which purchased passenger cars for purposes of long-term and short-term rental. Furthermore, Orbis Transport Sp. z o.o. repaid subsequent installments of its liabilities towards the State Treasury amounting to PLN 409 thousand related to the purchase of the companies PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. Main sources of proceeds from investing activities included revenues of PLN 8,650 thousand generated by PBP Orbis Sp. z o.o. from the sale of real properties and revenues from the sale of means of transport amounting to PLN 9,605 thousand generated by Orbis Transport Sp. z o.o.

6.3 Financing activities

In the fourth quarter financing activities were dominated by solicitation and repayment of loans by the parent company. Orbis S.A. made use of another tranche of a fixed-term investment loan amounting to PLN 95 million, and expended PLN 39 million to repay the loan. Moreover, the Group's financing activities incorporate a regular expenditure related to repayment of interest on borrowings taken.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at Dec. 31, 2008	As at Sept. 30, 2008	% change in 3 months ended on Dec. 31, 2008	As at Dec. 31, 2007	% change in 12 months ended on Dec. 31, 2008
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(58)	(1 203)	95,18%	(848)	93,16%
Retained earnings	1 158 199	1 171 612	-1,14%	1 148 245	0,87%
Equity attributable to equity holders of the parent company	**1 809 228**	**1 821 496**	**-0,67%**	**1 798 484**	**0,60%**
Minority interests	1 584	1 851	**-14,42%**	1 843	**-14,05%**
Equity	**1 810 812**	**1 823 347**	**-0,69%**	**1 800 327**	**0,58%**

The level of share capital has remained unchanged as at the end of the fourth quarter of 2008.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the quarter under discussion, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the fourth quarter 2008 was brought about predominantly by the booking of net loss for the current financial period of PLN **13,413** thousand. The remaining part of the loss of PLN **293** thousand decreased equity attributable to minority shareholders. At the same time, in the fourth quarter of 2008 this capital went up by PLN **33** thousand as a result of a contribution to shares in PBP Orbis Sp. z o.o. (see: point 3.2 of the report). The change in retained earnings in the 12-month period was brought about by the posting of profit for 2008 and payment of the dividend from profit for 2007.

Dividends paid.

- **Orbis S.A.** – on June 19, 2008, the Annual General Meeting of Shareholders took a resolution to distribute PLN 125,317 thousand of profit for 2007. The amount of PLN 18,431 thousand was appropriated for dividend payment (40 grosz per share), the remainder was kept in the Company for investment purposes. Dividend was paid to shareholders in August 2008.

Dividends received:

- **Hekon - Hotele Ekonomiczne S.A.** – dividend of PLN 38,835 thousand payable to Orbis S.A. by virtue of resolution of the Annual General Meeting of Shareholders of June 26, 2008. Dividend was paid by the subsidiary company in the third quarter of 2008.
- **Orbis Kontrakty Sp. z o.o.** – by virtue of resolution no IV of the Annual Meeting of Shareholders dated March 18, 2008, the dividend of PLN 6,400 thousand payable to Orbis S.A. and the dividend of PLN 1,600 thousand payable to Hekon – Hotele Ekonomiczne S.A. credited the companies' accounts in full in the second quarter of 2008.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

The following major non-recurring or one-off events took place in the 12-month periods ended December 31, 2008 and December 31, 2007.

- sale of real property – in 2008 real properties were sold by PBP Orbis Sp. z o.o., while in 2007 by Orbis S.A. and Orbis Transport Sp. z o.o.,
- net impairment reversal,
- cost of agreement in litigation concerned a property in Orbis S.A., paid in 2008.

The EBITDA of the Orbis Group, determined according to uniform criteria excluding the effects of the above events, is as follows:

in PLN thousand	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008/2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
EBITDA	**41 278**	**150 159**	**-72,51%**	**240 282**	**362 631**	**-33,74%**
1. sale of real property	**(3 028)**	**(90 674)**		**(3 028)**	**(90 674)**	
2. net impairment reversal	**(10 260)**	**(26 041)**		**(10 260)**	**(26 041)**	
3. agreement in litigation concerned a property	**7 000**			**7 000**		
EBITDA "pro forma"	**34 990**	**33 444**	**4,42%**	**233 994**	**245 916**	**-4,85%**

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 12 months of 2008, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 2,027 thousand, including PLN 1,933 thousand under the management contract, while expenses totaled PLN 17,016 thousand, including PLN 16,988 thousand as license fee. Over 12 months of 2007, revenues amounted to PLN 1,745 thousand, including PLN 1,735 thousand under the management contract, while expenses totaled PLN 16,427 thousand, including PLN 16,238 thousand as license fee. As at December 31, 2008, receivables from the above transactions amounted to PLN 525 thousand, while as at December 31, 2007 they were equal to PLN 729 thousand. Payables under the above-mentioned transactions totaled PLN 4,124 thousand as at December 31, 2008, while as at December 31, 2007, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 4,002 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 2,894 thousand, while in 12 months of 2007 this figure totaled PLN 2,640

(all amounts are quoted in PLN thousand, unless otherwise stated)

thousand. As at December 31, 2008, there were no payables to Accor Centres de Contacts Clients, while as at December 31, 2007, their amount stood at PLN 385 thousand.

- with Accor S.A., expenses related to the guarantee fee amounted in 12 months of 2008 to PLN 417 thousand, while in 12 months of 2007 these expenses totaled PLN 389 thousand. As at December 31, 2008, payables stood at PLN 417 thousand.
- with Devimco (company related to Accor S.A.), costs were reported in the amount of PLN 116 thousand, and incurred capital expenditure of PLN 8,044 thousand. In 12 months of 2007, costs totaled PLN 118 thousand and capital expenditure PLN 9,620 thousand. As at December 31, 2008, payables under the above transactions amounted to PLN 904 thousand, and advances related to capital expenditure stood at PLN 1,267 thousand. Accordingly, as at December 31, 2007, advances for capital expenditure amounted to PLN 3,169 thousand, and payables to Devimco amounted to PLN 716 thousand as at December 31, 2007.

In addition please be informed that in performance of agreements executed in 2006 by Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. with Bank Handlowy w Warszawie S.A. in order to implement the "cash pooling" structure (of which we informed in the current report no 29/2006), in the fourth quarter of 2008 the structure was not in use.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

as at Dec. 31, 2008	Orbis S.A.	Hekon S.A.	UAB Hekon	Orbis Kontrakty Sp. z o.o.	PBP Orbis Group	Orbis Transport Group	Total eliminations
Intra-Group transactions							
Receivables	48 342	145 643	0	55	195	470	194 705
Payables	146 129	6 041	0	43	782	41 710	194 705
Expenses	17 441	12 283	30	158	18 692	6 589	55 193
Revenues	34 632	14 642	0	280	1 431	4 208	55 193

11. CHANGES IN ACCOUNTING POLICIES

No change in the accounting policies occurred in fourth quarter 2008 as compared to the financial statements published as at June 30, 2008.

To assure comparability, in the income statement of the Orbis Group in 2007 the Company changed presentation of franchise cost and management cost in towards previous publication. The following items were moved:

- 12 months 2007 – PLN 6.4 million from overheads & administrative expenses to cost of services, products, merchandise and raw materials sold (PLN 2.6 million) and to distribution & marketing expenses (PLN 3.8 million),
- 9 months 2007 - PLN 4.8 million from overheads & administrative expenses to cost of services, products, merchandise and raw materials sold (PLN 1.9 million) and to distribution & marketing expenses (PLN 2.9 million).

12. EVENTS AFTER THE BALANCE SHEET DATE

- **Orbis S.A.** – on January 16, 2009, the Company disclosed an up-date to the strategy of development of the Orbis Group for 2009 -2011 (see: current report no. 3/2009). The up-date concerns a change in the projected financial result (EBITDA) of the Orbis Hotel Group for the year 2009 and cancellation of projections of financial results if the Orbis Group for the years 2010 and 2011.

- **Orbis S.A.** – on January 27, 2009 Fitch Ratings changed outlook on the Polish hotel company Orbis S.A. from stable to negative. The national long-term rating was affirmed at BBB+(pol), (see: current report no. 5/2009).

(all amounts are quoted in PLN thousand, unless otherwise stated)

- **PKS Gdańsk Sp. z o.o.** – at the beginning of January 2009 the Company commenced to perform the contract for provision of regular transport services on the territory of the City of Gdańsk and neighboring communities. The contract was executed with the City Transport Office [*Zarząd Transportu Miejskiego*] in Gdańsk, acting on behalf of the Community of the City of Gdańsk. The contract was entered into for the period from January 1, 2009 to December 31, 2016. Performance of this contract should improve financial performance of the Company.

- **Orbis Transport Sp. z o.o.** – on January 29, 2009 the Company signed an annex to the contract for the overdraft facility taken from Kredyt Bank S.A. The repayment date was deferred until January 30, 2010.

- **Orbis Transport Sp. z o.o.** - on January 30, 2009 the Company executed a loan agreement with the bank Societe Generale S.A. Branch in Poland. The bank granted a short-term revolving loan of up to PLN 25,000 thousand to the Company. The loan repayment date was set for January 30, 2010. Also, the Company is not obligated to repay the entire amount of debt under the loan agreement with Societe Generale S.A. that is in force until January 31, 2009.

- **PBP Orbis Sp. z o.o.** – on January 2, 2009 acting upon the application of the Management Board of PBP Orbis Sp. z o.o., the Supervisory Board approved new corporate organization by-laws and a new organizational structure of the Company.

13. ISSUER'S SHAREHOLDERS

As at the date of publication of the report, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand, and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the report, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder (description)	Number of shares held as at the report publication date (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the report publication date (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 15, 2008 to the date of publication of the report for the 4th quarter of 2008 (since the submission of the preceding quarterly report)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**10 326 519**	**22,41%**	
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	2,02%
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last quarterly report.

To the Company's knowledge, as at the date of publication of the report members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski – Member of the Management Board
   does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the report, members of the Supervisory Board hold the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Christian Karaoglanian
   does not hold any Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
9. Jarosław Szymański
   does not hold any Orbis S.A. shares
10. Andrzej Procajło
    does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right of perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting the plot of land no. 3, in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 concerning proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: P.P. Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) The Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. No new developments in the case. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served a decision dated October 1, 2008 issued by the Regional Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for the entry of the claim for establishment of the right of perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning the granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, Orbis S.A. will file, within the time-limit prescribed by law, an application for the case to be reconsidered.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right of perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński	1) On January 14, 2005, the Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right of perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right of perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of decision no. 186/GK/DW/2008 dated March 13, 2008, President of the Capital City of Warsaw refused to grant the right of perpetual usufruct to legal successors of the former owner. On April 21,

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G. By virtue of a decision dated January 22, 2007, the Minister of Construction refused to declare the invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006. This decision is no subject to an appeal. However, a party not satisfied with the decision may apply to the Minister of Construction to have the case reconsidered. No information concerning filing of such an application.
3. Statement of claim for payment of a fee for the use of the real property located in Kraków, at 11 Pijarska str.	PLN 1,344,800	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc-November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczakowie and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case. The District Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the District Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of an court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion , whereby he applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney, By virtue of a decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – an expert in the area of building structures, including historic buildings and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2,125,869.05 – 21% depreciation = PLN 1,679,436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1,679,175.50 less 17% depreciation + PLN 1,393,715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims" , pointing out that the claims are totally groundless, and upheld its opinion in its entirety. On February 18, 2009 the Court took a judgment favorable for Orbis S.A. to pay amount PLN 87,930.18 for all complainants together (approximately 6.5% of claim). The decision is invalid. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1,541 ,346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law", the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held, during which the Defendants' attorney submitted a copy of the court expert's opinion (inż. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion was questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he does not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. will apply for determining that the court expert's opinion is unreliable and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008 a hearing was held during which the Court acquainted itself and the Defendants with an opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file w written position on the Opinion and to pose specific questions to the court expert, and the Court decided to hear the court expert within the framework of legal assistance. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
5. Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right of perpetual usufruct of the real property, owned by the State Treasury, composed of the plot of land no. 180/4 (area 1,7316 ha) and the plot of land no. 180/6 (area 0,0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent concerning a part of the plot of land no 180/4 with an area of 0,5822 ha, composed of former cadastre plots no.: 1816/45 (area 0,3847 ha), 1816/52 (area 0,1573 ha), 1816/66 (area 0,0140 ha), 1816/64 (area 0,0250 ha) and 1816/60 (area 0,0012 ha), has been issued in violation of the law	unknown	Notification of the Minister of Construction dated May 12 , 2007 (service on Orbis S.A. on May 21, 2007)	Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure	In a letter to the Minister of Construction dated October 5, 2007, Orbis S.A. stated, among others, that the application of the attorney of the Norbertanki Nunnery in Kraków concerns determination that the administrative decision was issued in violation of law, and not – as stated in the notification of the Minister of Construction dated August 9, 2007", "for determination of invalidity of the decision ...". By virtue of the decision dated October 12, 2007, the Minister of Construction determined invalidity of the decision of the Head of Małopolskie Voivodship of February 19, 1993. Pursuant to Article 127.3 of the Code of Administrative Proceedings, Orbis S.A. applied to the Minister of Construction for re-consideration of the case, arguing that the above decision was in breach of Articles 77.1, 107.3, 156.2 and 158.2 of the Code of Administrative Proceeding. On September 10, 2008, the Norbertanki Nunnery in Kraków applied for revocation of the decision of the Minister of Construction of October 12, 2007 and for discontinuation of proceedings according to the procedure provided for in Article 105.2 of the Code of Administrative Proceedings. On the same day, Orbis filed an application to the same effect with the Minister of Construction. On October 20, 2008, the Minister of Infrastructure issued a decision

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				upholding the decision of the Minister of Construction dated October 12, 2007. Therefore, Orbis S.A. applied to the Head of Małopolskie Voivodship for issue of a new decision concerning the perpetual usufruct. The case is defended by attorney Rafał Morek.
6. Proceedings for handing over of the real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 m2	The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of the real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, „ORBIS" S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „ORBIS". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance, based on objections as to the merits, derived from the provisions of the Real Property Management Act, i.e. that the Defendant Orbis S.A. based its legal title to the real property at issue on the decision issued on the basis of the Act of 1985 on Land Management and Real Property Expropriation, establishing the right of management in favor of its legal predecessor, P.P. Orbis, which the Court of First Instant stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned, in administrative proceedings. Administrative proceedings, initiated by heirs of the former owner, Adam Branicki, for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On September 1, 2008, Orbis S.A. attorney filed an application to the Court of appeals for preparation of justification and for service of a copy of the decision issued at the hearing. By virtue of decision dated October 1, 2008, the Court of Appeals refused to draw up a justification to the decision concerning suspension of proceedings, stating that it is not subject to an appeal. On behalf of Orbis S.A., the case is defended by legal counsel Zofia Marcinkowska.
7. 6 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law Majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45 § 1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous	From July 2005 and from the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which statement filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. All other cases are suspended. These cases are defended by the Law Office of attorney Waldemar Gujski.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
8. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement and internal pay regulations in effect in the Branch acting a an independent employer. In some cases, the Court has issued orders for payment to employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thous.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. Some cases have been suspended. Other cases are pending. No new developments in the case. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. filed an appeal against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski.
9. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation	Plaintiffs claim a total amount of approx. PLN 90,000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of appeal. The said judgment, adjudicating compensation for the employees in the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski.

ORBIS Spółka Akcyjna

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at December 31, 2008 and for 12 months ended on December 31, 2008

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at December 31, 2008, September 30, 2008 and December 31, 2007

Assets	balance as at December 31, 2008	balance as at September 30, 2008	balance as at December 31, 2007
Non-current assets	**2 230 137**	**2 169 449**	**2 108 621**
Property, plant and equipment	1 496 485	1 509 184	1 528 023
Intangible assets	2 219	1 778	1 412
Investment in subsidiaries and associates	496 119	484 007	484 007
Investment property	234 762	173 928	94 627
Other long-term investments	552	552	552
Current assets	**183 188**	**194 385**	**151 468**
Inventories	3 918	4 565	4 907
Trade receivables	28 242	44 766	26 847
Income tax receivables	6 183	2 180	533
Other short-term receivables	109 838	94 570	82 518
Financial assets at fair value through profit or loss	0	0	6 986
Cash and cash equivalents	35 007	48 304	29 677
Total assets	**2 413 325**	**2 363 834**	**2 260 089**

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at December 31, 2008, September 30, 2008 and December 31, 2007

Equity and Liabilities	balance as at December 31, 2008	balance as at September 30, 2008	balance as at December 31, 2007
Total equity	**1 708 113**	**1 720 916**	**1 686 500**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 057 026	1 069 829	1 035 413
Non-current liabilities	**366 892**	**365 772**	**283 791**
Borrowings	282 317	281 467	186 333
Deferred income tax liability	50 577	51 141	63 817
Provision for pension and similar benefits	33 998	33 164	33 641
Current liabilities	**338 320**	**277 146**	**289 798**
Borrowings, of which:	242 307	189 060	183 951
- borrowings from related entitles	143 519	143 326	143 071
Trade payables	51 150	20 653	54 916
Current income tax liabilities	826	6 840	7 999
Other current liabilities	36 256	53 521	35 866
Provision for pension and similar benefits	6 327	5 724	5 965
Provisions for liabilities	1 454	1 348	1 101
Total equity and liabilities	**2 413 325**	**2 363 834**	**2 260 089**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 12 months and for 3 months ended on December 31, 2008 with comparable figures for the year 2007

	3 months ended on December 31, 2008	12 months ended on December 31, 2008	3 months ended on December 31, 2007	12 months ended on September 31, 2007
Net sales of services	151 455	629 724	150 052	635 465
Net sales of products, merchandise and raw materials	495	2 277	379	2 459
Cost of services, products, merchandise and raw materials sold	(123 396)	(471 348)	(115 246)	(455 409)
Gross profit on sales	**28 554**	**160 653**	**35 185**	**182 515**
Other operating income	2 462	51 813	70 365	114 533
Distribution & marketing expenses	(11 730)	(39 582)	(10 863)	(39 873)
Overheads & administrative expenses	(25 647)	(99 070)	(26 557)	(104 091)
Other operating expenses	(10 137)	(15 828)	(4 647)	(10 854)
Net impairment reversal	10 260	10 260	26 092	26 092
Operating profit / loss	**(6 238)**	**68 246**	**89 575**	**168 322**
Financial income	0	0	7	51
Financial expenses	(8 904)	(28 194)	(5 322)	(20 250)
Profit / loss before tax	**(15 142)**	**40 052**	**84 260**	**148 123**
Income tax expense	2 339	(8)	(13 623)	(22 806)
Net profit / loss for the period	**(12 803)**	**40 044**	**70 637**	**125 317**
Profit / loss per ordinary share (in PLN)				
Profit / loss per share for the period	(0,28)	0,87	1,53	2,72

Total profit / loss for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and for 3 months ended on December 31, 2008 and for 12 months comparable for the year 2007

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the financial year	0	0	125 317	**125 317**
Total recognised income	**0**	**0**	**125 317**	**125 317**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**1 035 413**	**1 686 500**
Twelve months ended on December 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	40 044	**40 044**
Total recognised income	**0**	**0**	**40 044**	**40 044**
dividends	0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 057 026**	**1 708 113**
of which: three months ended on December 31, 2008				
Balance as at October 1, 2008	**517 754**	**133 333**	**1 069 829**	**1 720 916**
- loss for the period	0	0	(12 803)	**(12 803)**
Total recognised income	**0**	**0**	**(12 803)**	**(12 803)**
dividends	0	0	0	**0**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 057 026**	**1 708 113**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 12 months and for 3 months ended on December 31, 2008 with comparable figures for the year 2007

	3 months ended on December 31, 2008	12 months ended on December 31, 2008	3 months ended on December 31, 2007	12 months ended on September 31, 2007
OPERATING ACTIVITIES				
Profit / loss before tax	**(15 142)**	**40 052**	**84 260**	**148 123**
Adjustments:	**41 047**	**74 519**	**(65 736)**	**(21 121)**
Depreciation and amortization	34 466	130 832	19 964	111 791
Interest and dividends	8 074	(20 358)	4 609	(20 171)
Profit (loss) on investing activity	(523)	(153)	(70 086)	(69 485)
Change in receivables	12 111	(27 749)	6 470	(16 775)
Change in current liabilities, excluding borrowings	(5 672)	(37)	(2 023)	1 198
Change in provisions	1 544	1 072	(177)	(1 419)
Change in inventories	647	989	(348)	30
Other adjustments	(9 600)	(10 077)	(24 145)	(26 290)
Cash flow from operating activities	**25 905**	**114 571**	**18 524**	**127 002**
Income tax paid	(8 242)	(26 071)	(8 151)	(21 762)
Net cash flow from operating activities	**17 663**	**88 500**	**10 373**	**105 240**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	33	441	87 614	89 005
Proceed form sale of investment property	0	0	3 375	3 375
Proceeds from sale of shares in related entities	0	0	1 210	1 210
Proceeds from sale of short-term securities	0	7 000	7 010	32 460
Dividends received	0	45 235	0	38 065
Interest received	700	2 727	539	1 618
Other income from financial assets	0	10 000	5	2 419
Purchase of property, plant and equipment and intangible assets	(64 775)	(234 176)	(64 904)	(172 454)
Purchase of related entities	(12 112)	(12 112)	0	(167)
Purchase of short-term securities	0	0	(6 968)	(39 359)
Loans granted to related parties	0	(10 000)	0	(10 000)
Net cash used in investing activities	**(76 154)**	**(190 885)**	**27 881**	**(53 828)**
FINANCING ACTIVITIES				
Proceed from borrowings	95 000	190 000	0	0
Repayment of borrowings	(39 191)	(39 191)	(39 393)	(39 594)
Interest payment	(10 553)	(24 398)	(8 310)	(19 365)
Dividends paid to Shareholders	0	(18 431)	0	(15 667)
Other financial cash flow	(62)	(265)	(170)	(359)
Net cash used in financing activities	**45 194**	**107 715**	**(47 873)**	**(74 985)**
Change in cash and cash equivalents	**(13 297)**	**5 330**	**(9 619)**	**(23 573)**
Cash and cash equivalents at the beginning of period	**48 304**	**29 677**	**39 296**	**53 250**
Cash and cash equivalents at the end of period	**35 007**	**35 007**	**29 677**	**29 677**
of which those with restricted availability	0	0	0	0

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT DECEMBER 31, 2008 AND FOR 12 MONTHS ENDED ON DECEMBER 31, 2008

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.2 thousand persons (average full-time employment) and operates a network of 41 hotels (8,323 rooms) in 27 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns seven hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at December 31, 2008 and for 12 months ended December 31, 2008** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the condensed financial statements of Orbis S.A. for the semi-annual period of 2008. These policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. should be read in conjunction with the consolidated interim financial statements of the Orbis Group **as at December 31, 2008 and for 12 months ended on December 31, 2008** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended Dec. 31, 2008	3 months ended Dec. 31, 2007	% change 2008/2007	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	151 950	150 431	1,01%	632 001	637 924	-0,93%
*% share in total revenues **	**98,41%**	**68,13%**		**92,42%**	**84,78%**	
Cost of goods sold	(123 396)	(115 246)	7,07%	(471 348)	(455 409)	3,50%
Selling and marketing costs	(11 730)	(10 863)	7,98%	(39 582)	(39 873)	-0,73%
Administrative expenses	(25 647)	(26 557)	-3,43%	(99 070)	(104 091)	-4,82%
of which:						
- depreciation and amortization	(34 466)	(19 964)	72,64%	(130 832)	(111 791)	17,03%
- staff costs	(48 144)	(56 217)	-14,36%	(190 374)	(206 877)	-7,98%
- outsourced services	(37 714)	(37 086)	1,69%	(135 939)	(128 889)	5,47%
*% share in total costs ***	**89,41%**	**93,87%**		**93,27%**	**95,07%**	
Other operating income	2 462	70 365	-96,50%	51 813	114 533	-54,76%
Other operating expenses	(10 137)	(4 647)	118,14%	(15 828)	(10 854)	45,83%
Net impairment reversal	10 260	26 092	-60,68%	10 260	26 092	-60,68%
Operating profit - EBIT	**(6 238)**	**89 575**		**68 246**	**168 322**	**-59,46%**
Finance income	0	7	-100,00%	0	51	-100,00%
Finance costs	(8 904)	(5 322)	67,31%	(28 194)	(20 250)	39,23%
Profit before tax	**(15 142)**	**84 260**		**40 052**	**148 123**	-72,96%
Income tax	2 339	(13 623)		(8)	(22 806)	-99,96%
Net profit	**(12 803)**	**70 637**		**40 044**	**125 317**	**-68,05%**
EBIT margin (EBIT/Revenues)	-4,11%	59,55%	-63,66pp	10,80%	26,39%	-15,59pp
EBITDA	**28 228**	**109 539**	**-74,23%**	**199 078**	**280 113**	**-28,93%**
EBITDA margin (EBITDA/Revenues)	18,58%	72,82%	-54,24pp	31,50%	43,91%	-12,41pp

* *Total revenues mean the total value of sales, other operating and finance income.*

** *Total costs mean the total value of costs of goods sold, selling and marketing costs, administrative expenses, other operating expenses and finance costs.*

Major changes of individual items of the income statement and comments on the results generated by Orbis S.A. in the fourth quarter of 2008 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is contained in point 4.5 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at Dec. 31, 2008	As at Sept. 30, 2008	% change in 3 months ended on Dec. 31, 2008	As at Dec.31, 2007	% change in 12 months ended on Dec. 31, 2008
Non-current assets	2 230 137	2 169 449	2,80%	2 108 621	5,76%
% share in the balance sheet total	*92,41%*	*91,78%*		*93,30%*	
Current assets	183 188	194 385	-5,76%	151 468	20,94%
% share in the balance sheet total	*7,59%*	*8,22%*		*6,70%*	
TOTAL ASSETS	**2 413 325**	**2 363 834**	**2,09%**	**2 260 089**	**6,78%**
Equity	1 708 113	1 720 916	-0,74%	1 686 500	1,28%
% share in the balance sheet total	*70,78%*	*72,80%*		*74,62%*	
Non-current liabilities	366 892	365 772	0,31%	283 791	29,28%
of which: borrowings	282 317	281 467	0,30%	186 333	51,51%
% share in the balance sheet total	*15,20%*	*15,47%*		*12,56%*	
Current liabilities	338 320	277 146	22,07%	289 798	16,74%
of which: borrowings	242 307	189 060	28,16%	183 951	31,72%
% share in the balance sheet total	*14,02%*	*11,72%*		*12,82%*	
TOTAL LIABILITIES	**2 413 325**	**2 363 834**	**2,09%**	**2 260 089**	**6,78%**
Debt/total equity ratio	30,71%	27,34%	3,37pp	21,96%	8,75pp
Debt ratio (total liabilities/total assets ratio)	29,22%	27,20%	2,02pp	25,38%	3,84pp

4.1 Non-current assets

Owing to the nature of pursued business, the basic item of the Company's non-current assets is property, plant and equipment. **Property, plant and equipment** includes predominantly hotel buildings as well as land and rights to perpetual usufruct of land. In the entire 2008, the value of this item remained at more or less the same level, only a slight drop was reported as compared to its balance as at December 31, 2007. This is a consequence of reclassification of property, plant and equipment and completed investments to another balance sheet item (investment property), systematic calculation of depreciation, and substantial investment expenditure incurred on new hotels and upgrading of the existing hotel properties.

During the 12-month period, the value of **investment property** rose regularly as new hotel units were rendered operational and reclassified to this balance-sheet item. Consistent implementation of a strategy of development of economy brands in Poland bore fruit in 2008: four Etap-branded hotels commenced their operations, of which two were opened in the last quarter of 2008 in Wrocław. Furthermore, in 2008 the modernized Mercure Grand in Warsaw partially resumed operation, it was rendered fully operative in January 2009.

The fourth quarter of 2008 saw changes in **investments in subsidiaries and associates,** a growth in this item by PLN 12,112 thousand was reported, attributable to an additional capital contribution to the share capital of a subsidiary company PBP Orbis sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Current assets

The major item of current assets in the fourth quarter of 2008 comprises **other current receivables**. The item includes short-term loans granted to subsidiaries as well as current prepayments, advances on property, plant and equipment and intangible assets, as well as public-law benefits receivable. The growth in this item during 12 months of 2008 was mostly attributable to settlements under public law following from VAT receivables generated on large investment purchases. Also, noteworthy changes that occurred in the fourth quarter of 2008 include a decrease in advances for property, plant and equipment and intangible assets, and a decline in current prepayments that resulted from settlement over time of charges posted for 2008.

The second most sizeable item is **cash and cash equivalents,** The value of this item went down in the fourth quarter of 2008 as compared to the third quarter of 2008, which to a large extent resulted from a transfer of cash to the subsidiary company PBP Orbis sp. z o.o. **Trade receivables** is another significant item of current assets. Its level is affected by turnover from hotel business. Traditionally, this item reaches its highest value in the third quarter, i.e. when the Company generates the prevailing part of its sales.

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main items, of which **borrowings** represent the most substantial one. In the fourth quarter of 2008 no major changes were reported in this item as compared to its balance as at September 30, 2008. This was a result of a successive tranche of the fixed-term investment loan of PLN 95 million taken by the Company in the fourth quarter of 2008 and a simultaneous reclassification, in the fourth quarter alike, of the amount of PLN 94 million of a long-term loan to current receivables. The growth in this item was brought about, beside the transactions referred to above, by an increase in the investment loan in the first three quarters of 2008 up to a total amount of PLN 95 million. The remaining items, i.e. **provision for deferred income tax** and **provision for retirement benefits and equivalent obligations** did not change substantially during the last 3 months of 2008 nor during 12 months.

4.4 Current liabilities

The current liabilities item is dominated by the fixed-term loan and the loan incurred within the Orbis Group. In the fourth quarter of 2008, their value increased as compared to the third quarter of 2008 due to reclassification of the long-term loan of PLN 94 million. At the same time, in the fourth quarter of 2008 the Company repaid a loan installment of PLN 39 million. The above transactions contributed significantly to the growth in the **borrowings** item during 12 months of 2008. The second largest item is **trade payables**, affected by seasonal nature of hotel business pursued by the Company. Trade payables increased as compared to their balance as at September 31, 2007, but remained at a more or less the same level as compared to 30, December 2008. Another significant item is **other current liabilities** which went down in the fourth quarter of 2008 predominantly due to the settlement of prepayments. On the other hand, an increase in this item as compared to its balance as at December 31, 2007 was a consequence of a higher value of posted accrued expenses and lower value of tax liabilities.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Borrowings

Creditor	Amount of borrowings outstanding as at the balance sheet date December 31, 2008.		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
Fixed term loans agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	381 105	0	98 788	188 167	94 150
Loans - Hekon-Hotele Ekonomiczne S.A.	143 519	0	143 519	0	0
TOTAL:	**524 624**	**0**	**242 307**	**188 167**	**94 150**

4.6 Changes in estimates of amounts

Items in which major changes occurred	As at Dec. 31, 2008 (change in 3 months of 2008)	As at Sept. 30, 2008 (change in 9 months of 2008)	% change in 3 months ended on Dec. 31, 2008	As at Dec. 31, 2007 (change in 3 months of 2007)	% change in 12 months ended on Dec. 31, 2008
DEFERRED TAX PROVISION AND ASSETS*					
Provision for deferred tax	**50 577**	**51 141**	**-1,10%**	**63 817**	**-20,75%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**40 325**	**38 888**	**3,70%**	**39 606**	**1,82%**
opening balance	38 888	39 606		39 612	
- created	1 676	3 419		1 082	
- used	(239)	(4 137)		(1 088)	
- released		0		0	
closing balance	40 325	38 888		39 606	
2. Provision for restructuring costs	**0**	**0**		**306**	**-100,00%**
opening balance	0	306		477	
- created	0	0		306	
- used	0	(306)		(160)	
- released	0	0		(317)	
closing balance	0	0		306	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**3 985**	**0,00%**
opening balance	3 985	3 985		6 059	
- created	0	0		0	
- used	0	0		(2 074)	
- reversed	0	0		0	
closing balance	3 985	3 985		3 985	
2. Impairment of property, plant and equipment	**378 990**	**389 549**	**-2,71%**	**423 888**	**-10,59%**
opening balance	389 549	423 888		466 992	
- created	7 913	29		29 338	
- transferred	(47)	(33 410)		0	
- used	(295)	(913)		(17 012)	
- reversed	(18 130)	(45)		(55 430)	
closing balance	378 990	389 549		423 888	

* The deferred tax provision and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

As at December 31, 2008, contingent assets and liabilities were as follows:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec. 31, 2008	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 2, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. which may arise under the loan granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008	Societe Generale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	Feb. 16, 2009	30 000	0	In accordance with Orbis SA declaration on submission to the enforcement procedure up to PLN 30,000 thousand, the Bank will be able to issue a bank writ of execution until Feb. 15, 2009
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Societe Generale on the order of Orbis S.A. to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o. - subsidiary of Orbis S.A. ordered the guarantee	Feb. 22, 2010	7 767	7 767	In accordance with Orbis SA declaration on submission to the enforcement procedure up to PLN 7,767 thousand, the Bank will be able to issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 3009) or as of the date of payment under the guarantee.
			TOTAL:	**42 767**	**7 767**	
		Including surety for loans or guarantees issued within the group:		37 767	7 767	
				37 767	7 767	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. CASH FLOWS IN THE COMPANY

	3 months ended on Dec. 31, 2008	3 months ended on Dec. 31, 2007	% change 2008/2007	12 months ended on Dec. 31, 2008	12 months ended on Dec. 31, 2007	% change 2008/2007
Cash flows from operating activities	17 663	10 373	70,28%	88 500	105 240	-15,91%
Cash flows from investing activities	(76 154)	27 881		(190 885)	(53 828)	-254,62%
Cash flows from financing activities	45 194	(47 873)		107 715	(74 985)	
Total net cash flows	(13 297)	(9 619)	-38,24%	5 330	(23 573)	
Cash and cash equivalents at the end of the period	35 007	29 677	17,96%	35 007	29 677	17,96%

In the fourth quarter of the current year, the Company reported negative cash flows. In order to finance investing activities, it used cash generated from operating and financing activities. Cumulative net cash flows for four quarters of 2008 were positive.

5.1 Operating activities

In the fourth quarter of 2008 the Company reported positive cash flows from operating activities. The most important positive adjustment for the fourth quarter of 2008 was depreciation/amortization, while the most substantial negative adjustment was Other adjustments. The decline in cash flows from operating activities was significantly impacted by the result generated in the fourth quarter of 2008.

5.2 Investing activities

The Company reported negative cash flows from investing activities in the fourth quarter of 2008 that were nearly entirely attributable to expenditure on property, plant and equipment. This proves Orbis S.A.'s permanent engagement in new hotel investments and upgrading. Furthermore, in the fourth quarter of 2008, the Company incurred an expenditure of PLN 12,112 thousand for the benefit of the subsidiary company PBP Orbis Sp. z o.o. to finance the additional capital contribution to the share capital of the company.

5.3 Financing activities

In the fourth quarter financing activities were dominated by solicitation and repayment of loans. The Company made use of another tranche of an investment loan amounting to PLN 95 million, and expended PLN 39 million to repay the loan. Moreover, the Company's financing activities incorporate a regular expenditure related to repayment of interest on borrowings taken.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at Dec. 31, 2008	As at Sept. 30, 2008	% change in 3 months ended on Dec. 31, 2008	As at Dec. 31, 2007	% change in 12 months ended on Dec. 31, 2008
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 057 026	1 069 829	-1,20%	1 035 413	2,09%
Equity	**1 708 113**	**1 720 916**	**-0,74%**	**1 686 500**	**1,28%**

During the fourth quarter of 2008, the level of **share capital** remained invariably at the level reported in the preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under **other reserves**. In the current quarter, other reserves did not change.

Decrease in **retained earnings** in the fourth quarter of 2008 by **PLN 12,803 thousand** was the result of booking of net loss for this period.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events that could have an impact upon the financial results of the Company were reported during the fourth quarter of 2008. In the fourth quarter of 2007, sale of hotel properties was reported (result on the sale amounted to PLN 64,185 thousand, share in the net profit - PLN 50,158 thousand).

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 12 months of 2008 Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 2,017 thousand, including PLN 1,933 thousand under the management contract, while expenses totaled PLN 12,837 thousand, including PLN 12,815 thousand as license fee. In 2007, revenues amounted to PLN 1,745 thousand, including PLN 1,735 thousand under the management contract, while expenses totaled PLN 12,694 thousand, including PLN 12,541 thousand as license fee. As at December 31, 2008, receivables from the above transactions amounted to PLN 525 thousand, while as at December 31, 2007 they were equal to PLN 559 thousand. Payables under the above-mentioned transactions totaled PLN 3,773 thousand as at December 31, 2008, while as at December 31, 2007, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 3,691 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 3,097 in 2008, while in 2007 this figure totaled PLN 1,865 thousand. As at December 31, 2008 and as at December 31, 2007 the Company did not report any payables to Accor Centres de Contacts Clients.
- with Devimco (company related to Accor S.A.), costs were reported in the amount of PLN 23 thousand, and incurred capital expenditure of PLN 4,955 thousand. In 12 months of 2007, costs totaled PLN 35 thousand and capital expenditure PLN 9,437 thousand. As at December 31, 2008, payables under the above transactions

(all amounts are quoted in PLN thousand, unless otherwise stated)

amounted to PLN 904 thousand, and advances related to capital expenditure stood at PLN 101 thousand. Accordingly, as at December 31, 2007, advances for capital expenditure amounted to PLN 2,017 thousand, and payables to Devimco amounted to PLN 714 thousand as at December 31, 2007.

- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels located in buildings that belong to Orbis S.A., in 2008 revenues from the lease of Etap hotels equaled PLN 5,261 thousand, while in 12 months of 2007, PLN 2,845 thousand.
- with Hekon - Hotele Ekonomiczne S.A., which from May 2008 has operated the Mercure Grand Warsaw hotel located in a building that belongs to Orbis S.A., in 2008 revenues from the lease of the Mercure Grand hotel totaled PLN 1,324 thousand.
- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., revenues from the sale of trademark in 2008 amounted to PLN 2,114 thousand, while in 12 months of 2007 these revenues reached PLN 2,249 thousand
- with Hekon - Hotele Ekonomiczne S.A., revenues under the mutual services contract in 12 months of 2008 amounted to PLN 3,478 thousand, and costs to PLN 3,734 thousand. In the corresponding period of 2007, revenues under these transactions amounted to PLN 3,195 thousand, and costs to PLN 2,634 thousand.
- with Hekon - Hotele Ekonomiczne S.A., costs of interest on borrowings in 12 months of 2008 equaled PLN 8,872 thousand, and in the corresponding period of 2007 the cost of interest on borrowings reached PLN 6,500 thousand.
- with PBP Orbis Sp. z o.o., interest income on a granted and repaid loan (in the amount of PLN 10 million) equaled PLN 183 thousand in 2008.
- with Orbis Transport Sp. z o.o., interest income on borrowings amounted to PLN 2,650 thousand in 12 months of 2008, and to PLN 1,695 thousand in the corresponding period of 2007.
- with PBP Orbis Sp. z o.o., additional capital contribution to the company's share capital in the fourth quarter of 2008 in the amount of PLN 12,112 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 12 of the consolidated interim financial statements of the Orbis Group as at December 31, 2008 and for 12 months ended on December 31, 2008.

12. SHAREHOLDERS

As at the date of publication of the report, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the report, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

(all amounts are quoted in PLN thousand, unless otherwise stated)

Shareholder (description)	Number of shares held as at the report publication date (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the report publication date (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov.15, 2008 to the date of publication of the report for the 4th quarter (since the submission of the preceding quarterly report)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**10 326 519**	**22,41%**	–
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	2,02%
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last quarterly report.

To the Company's knowledge, as at the date of publication of the report members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski – Member of the Management Board
   does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the report, members of the Supervisory Board hold the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares

4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Christian Karaoglanian
   does not hold any Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
9. Jarosław Szymański
   does not hold any Orbis S.A. shares
10. Andrzej Procajło
   does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.